Financial Institution Bond, Standard Form No. 14



LIBERTY MUTUAL INSURANCE COMPANY

(A Massachusetts Stock Insurance Company, hereinafter the "[Insurer/Company]")

RIDER NO. 19

Effective Date:	January 27, 2022
Bond Number:	FI3CABXLSD002
In Favor of	IDR Investment Management LLC, IDR Core Property Index Fund Ltd

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

BOND PERIOD EXTENSION

In consideration of the additional premium of $385 Item 2. Bond Period of the Declarations is deleted in its entirety and replaced with the following:

Item 2. Bond Period from 12:01 a.m. on January 27, 2021 to 12:01 a.m. on February 27, 2022.

It is further agreed that the Limit of Liability for the extended Bond Period shall be part of and not in addition to the Limit of Liability stated at Item 3. of the Declarations.

All other terms, conditions and exclusions of this Policy remain unchanged.



Liberty International Underwriters

LIBERTY INTERNATIONAL UNDERWRITERS

FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14

In Witness Whereof, we have caused this policy to be signed by its President and Secretary.

PRESIDENT
David H. Long

SENIOR VICE PRESIDENT and SECRETARY
Mark C. Touhey

Liberty Mutual Insurance Company
175 Berkeley Street, Boston, MA 02116 Toll-free number: 1-800-677-9163

Financial Institution Bond, Standard Form No. 14



LIBERTY MUTUAL INSURANCE COMPANY

(A Massachusetts Stock Insurance Company, hereinafter the "Insurer")
175 Berkeley Street Boston, MA 02116
Toll-free number: 1-800-677-9163

FINANCIAL INSTITUTION BOND

Standard Form No. 14. Revised to October, 1987

Bond No. FI3CABXLSD001

DECLARATIONS

Item 1. Name of Insured (herein called Insured): IDR Investment Management LLC

Principal Address: 1111 Superior Avenue, Suite 1100
Cleveland, OH 44114

Item 2. Bond Period: from 12:01 a.m. on January 27, 2020 to 12:01 a.m. on January 27, 2021

(MONTH, DAY, YEAR)   (MONTH, DAY, YEAR)

Item 3. The Aggregate Liability of the Underwriter during the Bond Period shall be $1,000,000

Item 4. Subject to Sections 4 and 11 hereof,

the Single Loss Limit of Liability is $1,000,000

and the Single Loss Deductible is $250,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert "Not Covered.")

Amount applicable to:	Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreement (A) — FIDELITY	$1,000,000	$250,000
Insuring Agreement (B) — PREMISES	$1,000,000	$250,000
Insuring Agreement (C) — TRANSIT	$1,000,000	$250,000
Insuring Agreement (D) — FORGERY OR ALTERATION	$1,000,000	$250,000


Insuring Agreement (E) — SECURITIES	$1,000,000	$250,000
Insuring Agreement (F) — COUNTERFEIT CURRENCY	$1,000,000	$250,000
Coverage on Partners	$1,000,000	$250,000
Audit Expense	$100,000	$5,000
Claims Expense	$100,000	$5,000
Computer Systems Fraud	$1,000,000	$250,000
Telefacsimile Transfer Fraud	$1,000,000	$250,000
Unauthorized Signatures	$1,000,000	$250,000
Voice Initiated Transfer Fraud	$1,000,000	$250,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto:

Notice of Membership in Liberty Mutual Holding Company Inc. LMICNOTICE001-1009
U.S. Economic and Trade Clause OFAC 08/09,
Amended Definition of Employee FIB US LMIC 30 08 07,
Amend Insuring Agreement (A) Fidelity FIB US LMIC 18 08 07
Audit Expense FIB US LMIC 21 08 07,
Central Handling Of Securities SR 5967e,
Claims Expense FIB US LMIC 27 08 07,
Computer Systems Fraud Insuring Agreement SR 6196,
Destruction of Data or Programs By Hacker FIB US LMIC 34 08 07,
Destruction of Data or Programs By Virus FIB US LMIC 35 08 07,
ERISA Rider SR 6145b,
Joint Insured Single Loss Deductible Groups SR 6137c,
Prior Employee Dishonesty FIB US LMIC 51 08 07,
Telefacsimile Transfer Fraud FIB US LMIC 55 08 07,
Unauthorized Signatures FIB US LMIC 57 08 07,
Uncertificated Securities Rider FIB US LMIC 58 08 07,
Voice Initiated Transfer Fraud FIB US LMIC 61 08 07,
Fraudulent Transfer Instructions SR 6271b
Social Engineering Insuring Agreement FIB-E063-0616

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) N/A

Such termination or cancellation to be effective as of the time this bond becomes effective.



In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

PRESIDENT
David H. Long

SENIOR VICE PRESIDENT and
SECRETARY
Mark C. Touhey


LIBERTY MUTUAL INSURANCE COMPANY

(A Massachusetts Stock Insurance Company, hereinafter the "Insurer")

175 Berkeley Street Boston, MA 02116

Toll-free number: 1-800-677-9163

The Company, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Company by the Insured in applying for this policy, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a) to cause the Insured to sustain such loss; and

(b) to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ON PREMISES

(B) (1) Loss of Property resulting directly from

(a) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b) theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured,

while the Property is lodged or deposited within offices or premises located anywhere.

(2) Loss of or damage to

(a) furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

(b) such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief.

provided that

(i) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and


(ii)   the loss is not caused by fire.

IN TRANSIT

(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

    (a) a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

    (b) a Transportation Company and being transported in an armored motor vehicle, or

    (c) a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

        (i)   records, whether recorded in writing or electronically, and

        (ii)   Certified Securities issued in registered form and not endorsed, or with restrictive endorsements, and

        (iii) Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

FORGERY OR ALTERATION

(D) Loss resulting directly from

    (1) Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.

    (2) transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

        A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

SECURITIES

(E) Loss resulting directly from the insured having, in good faith, for its own account or for the account of others

    (1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

        (a) Certificated Security,

        (b) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

        (c) Evidence of Debt,

        (d) Instruction to a Federal Reserve Bank of the United States, or


    (e)   Statement of Uncertificated Security of any Federal Reserve Bank of the United States

        which

        (i)   bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

        (ii) is altered, or

        (iii) is lost or stolen;

  (2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above.

  (3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

      A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

COUNTERFEIT CURRENCY

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES

A. Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION, MERGER OR PURCHASE OF ASSETS—NOTICE

B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

    (a) has occurred or will occur in offices or premises, or

    (b) has been caused or will be caused by an employee or employees of such institution, or

    (c) has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

        (i)   give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and



(ii)   obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

(iii)   upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF CONTROL—NOTICE

C.   When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

REPRESENTATION OF INSURED

D.   The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

JOINT INSURED

E.   If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED—ELECTION TO DEFEND

F.   The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.


If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

    (a) Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

    (b) Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

    (c) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

        (1) represented by an instrument issued in bearer or registered form;

        (2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

        (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

    (d) Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

    (e) Employee means

        (1) a natural person in the service of the Insured at any of the Insured's offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

        (2) an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

        (3) a person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision at any of the Insured's offices or premises covered hereunder, and a guest student pursuing studies or duties in any of said offices or premises;

        (4) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;



(5)   each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.); and

(6)   a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.

(f)   Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

(g)   Financial Interest in the Insured of the Insured's general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1)   as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(a)   the "net worth" of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(b)   the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2)   as respects limited partners the value of such limited partner's(') investment in the Insured.

(h)   Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.



(i)   Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(j)   Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

(k)   Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(l)   Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(m) Negotiable Instrument means any writing

    (1)   signed by the maker or drawer; and

    (2)   containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

    (3)   is payable on demand or at a definite time; and

    (4)   is payable to order or bearer.

(n)   Partner means a natural person who

    (1)   is a general partner of the Insured, or

    (2)   is a limited partner and an Employee (as defined in Section 1(e) (1) of the bond) of the Insured.

(o)   Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not herein be- fore enumerated.

(p)   Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

    (1)   a description of the Issue of which the Uncertificated Security is a part;

    (2)   the number of shares or units:

        (a)   transferred to the registered owner;

        (b)   pledged by the registered owner to the registered pledgee;

        (c)   released from pledge by the registered pledgee;

        (d)   registered in the name of the registered owner on the date of the statement; or

        (e)   subject to pledge on the date of the statement;

    (3)   the name and address of the registered owner and registered pledgee;



(4) a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5) the date:

    (a) the transfer of the shares or units to the new registered owner of the shares or units was registered;

    (b) the pledge of the registered pledgee was registered, or

    (c) of the statement, if it is a periodic or annual statement.

(q) Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(r) Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2) of a type commonly dealt in on securities exchanges or markets; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(s) Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

EXCLUSIONS

Section 2. This bond does not cover:

(a) loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d) loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

(e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of


Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E);

(f) loss resulting from any violation by the Insured or by any Employee

    (1) of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

    (2) of any rule or regulation made pursuant to any such law,

unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i) loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

(k) loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards

    (1) in obtaining credit or funds, or

    (2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

    (3) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m) loss through the surrender of Property away from an office of the Insured as a result of a threat



    (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

    (2) to do damage to the premises or property of the Insured,

except when covered under Insuring Agreement (A);

    (n) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

    (o) loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

    (p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

    (q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

    (r) loss of Property while

        (1) in the mail, or

        (2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C),

except when covered under Insuring Agreement (A);

    (s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

    (t) damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

    (u) all fees, costs and expenses incurred by the Insured

        (1) in establishing the existence of or amount of loss covered under this bond, or

        (2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

    (v) indirect or consequential loss of any nature;

    (w) loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

    (x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;


(y) loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

(z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a) The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted; the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined



Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from

(a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

(b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d) any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF—LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e) If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted


market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

<center>Books of Account and Other Records</center>

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

<center>Property other than Money, Securities or Records</center>

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

<center>Set-Off</center>

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A)

<center>ASSIGNMENT— SUBROGATION— RECOVERY— COOPERATION</center>

Section 7.

(a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefore against any person or entity to the extent of such payment.

(c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d) Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall

(1) submit to examination by the Underwriter and subscribe to the same under oath; and

(2) produce for the Underwriter's examination all pertinent re- cords; and


(3)   cooperate with the Underwriter in all matters pertaining to the loss.

(e)   The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancellation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

OTHER INSURANCE OR INDEMNITY

Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

OWNERSHIP

Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefore, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 12. This bond terminates as an entirety upon occurrence of any of the following:—(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the

Financial Institution Bond, Standard Form No. 14



receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor—(a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

PRESIDENT
David H. Long

SENIOR VICE PRESIDENT and
SECRETARY
Mark C. Touhey

Financial Institution Bond, Standard Form No. 14



LIBERTY MUTUAL INSURANCE COMPANY
(A Massachusetts Stock Insurance Company, hereinafter the "Insurer")

NOTICE OF MEMBERSHIP IN LIBERTY MUTUAL HOLDING COMPANY INC
AND
NOTICE OF ANNUAL MEETING

Liberty Mutual Insurance Company is a Massachusetts stock insurance company subsidiary of Liberty Mutual Holding Company Inc., a Massachusetts mutual holding company. Insurance is provided by Liberty Mutual Insurance Company. The named insured first named in the declarations is a member of Liberty Mutual Holding Company Inc.

As a member of Liberty Mutual Holding Company Inc., the named insured first named is entitled, among other things, to vote either in person or by proxy at the annual meeting or special meetings of said company. The Annual Meeting of Liberty Mutual Holding Company Inc. is at its offices located at 175 Berkeley Street, Boston, Massachusetts, on the second Wednesday in April each year at ten o'clock in the morning.

Members of Liberty Mutual Holding Company Inc. may request a copy of the company's annual financial statement, which are posted on Liberty Mutual's website at www.libertymutual.com, by writing to Liberty Mutual Holding Company Inc., 175 Berkeley Street, Boston, Massachusetts 02116, Attention: Corporate Secretary.

PRESIDENT
David H. Long

SENIOR VICE PRESIDENT and
SECRETARY
Mark C. Touhey

1   1

LMICNOTICE001-1009



LIBERTY MUTUAL INSURANCE COMPANY

(A Massachusetts Stock Insurance Company, hereinafter the "Insurer")

Effective Date:	January 27, 2020

To be attached to and form part of Financial Institution Bond, Standard Form No. 14

Bond Number:	FI3CABXLSD001
In favor of:	IDR Investment Management LLC

U.S. ECONOMIC AND TRADE SANCTIONS CLAUSE

Whenever coverage provided by this policy would be in violation of any U.S. economic or trade sanctions such as, but not limited to, those sanctions administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"), such coverage shall be null and void. Similarly, any coverage relating to or referred to in any certificates or other evidences of insurance or any claim that would be in violation of U.S. economic or trade sanctions as described above shall also be null and void.



LIBERTY MUTUAL INSURANCE COMPANY

(A Massachusetts Stock Insurance Company, hereinafter the "Insurer")

RIDER NO. 1

Effective Date:	January 27, 2020

To be attached to and form part of Financial Institution Bond, Standard Form No. 14

Bond Number:	FI3CABXLSD001
In favor of:	IDR Investment Management LLC

AMENDED DEFINITION OF EMPLOYEE

It is agreed that the attached bond is amended by:

1. Adding an additional part to item (e) of Section 1. DEFINITIONS is amended as indicated below:

    ☐ Individuals assigned to perform employee duties for the Insured by an agency furnishing temporary personnel on a contingent or part time basis (excess of any other insurance)

    ☐ Consultants while under written contract with the Insured, and under the control and supervision of the Insured while on their premises

    ☑ Ex-employees for up to 60 days following their termination date, except for those individuals terminated for fraud or dishonesty

    ☐ Leased or Contract Employees

    ☑ Non Compensated Officers

    ☑ Guest Students and Volunteers while performing the duties of an employee

    ☐ Former employees while working as consultants under contract with the Insured

    ☐ Any natural person while in the service of any Employee Benefit Plan as fiduciary, trustee, administrator, officer or employee required to be bonded under ERISA

    ☐ Other:

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms conditions, provisions, agreements or limitations of the bond, other than as stated herein.

1	1

Financial Institution Bond, Standard Form No. 14



LIBERTY MUTUAL INSURANCE COMPANY

(A Massachusetts Stock Insurance Company, hereinafter the "Insurer")

RIDER NO. 2

Effective Date:	January 27, 2020

To be attached to and form part of Financial Institution Bond, Standard Form No. 14

Bond Number:	FI3CABXLSD001
In favor of:	IDR Investment Management LLC

AMENDED INSURING AGREEMENT (A) FIDELITY

It is agreed that:

1. The attached bond is amended by deleting Insuring Agreement (A) Fidelity and replacing it with the

    following: FIDELITY

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the

intent: (a) to cause the Insured to sustain such loss; or

(b)   to obtain financial benefit for the Employee or another person or entity.

It is agreed that loss resulting from the intentional transfer of Property to the benefit of an innocent third party, committed by the Employee in the knowledge that such third party was not lawfully entitled to such Property and which Property is not lawfully recoverable by the Insured, shall be deemed to be a loss which meets the requirements of this Insuring Agreement. Such loss must result from acts committed by the

Employee with the intent to cause the Insured to sustain such loss.

Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee; or results in an improper financial benefit for another person or entity with whom the Employee

FIB US LMIC 18 08 07



committing the dishonest or fraudulent act was in collusion, provided that the Insured establishes that the Employee intended to participate in the financial benefit.

The word "Loan" as used in this Insuring Agreement means all extension of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

The word "Trading" as used in this Insuring Agreement means trading or other dealings in securities, commodities, futures, options, foreign or Federal Funds, currencies, foreign exchange and the like.

As Used In This Insuring Agreement, Financial Benefit Does Not Include Any Salaries, Commissions, Fees, Bonuses, Promotions, Awards, Profit Sharing, Pensions, Or Other Employee Benefits Earned In The Normal Course Of Business.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

FIB US LMIC 18 08 07



LIBERTY MUTUAL INSURANCE COMPANY

(A Massachusetts Stock Insurance Company, hereinafter the "Insurer")

RIDER NO. 3

Effective Date:	January 27, 2020

To be attached to and form part of Financial Institution Bond, Standard Form No. 14

Bond Number:	FI3CABXLSD001
In favor of:	IDR Investment Management LLC

AUDIT EXPENSE

It is agreed that:

1. An additional Insuring Agreement is added to the Bond, as follows,

    Audit Expense Coverage: The amount shown on the Declarations Page amendment thereto

    Expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accounts by reason of the discovery of loss sustained by the Insured through dishonesty or fraudulent acts of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite "Audit Expense Coverage", it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonesty or fraudulent acts of one or more of the Employees and the liability of the Underwriter under this paragraph of Insuring Agreement (A) shall be part of and not in addition to the Single Loss Limit of Liability stated in Item 4. of the Declarations.

2. The following paragraph is substituted for Section 2(d):

    (d) loss resulting directly or indirectly from any acts of any directors or trustee of the Insured other than one employed as a salaried, pensioned or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of an Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

3. The following paragraph is substituted for Section 2(u):

    (u) all fees, costs and expenses incurred by the Insured.

    (1) in establishing the existence of or amount of loss covered under this bond, except to the extend coverage under the portion of Insuring Agreement (A) entitled Audit Expense, or

    (2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

4. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

1	1


LIBERTY MUTUAL INSURANCE COMPANY

(A Massachusetts Stock Insurance Company, hereinafter the "Insurer")

RIDER NO. 4

Effective Date:	January 27, 2020

To be attached to and form part of Financial Institution Bond, Standard Form No. 14

Bond Number:	FI3CABXLSD001
In favor of:	IDR Investment Management LLC

It is agreed that:

1. Those premises of Depositories listed in the following Schedule shall be deemed to be premises of the Insured but only as respects coverage on Certificated Securities:

SCHEDULE

DEPOSITORY	LOCATION COVERED
All Depositories	All Depositories

2. Certificated Securities held by such Depository shall be deemed to be Property as defined in the attached bond to the extent of the Insured's interest therein as effected by the making of appropriate entries on the books and records of such Depository.

3. The attached bond does not afford coverage in favor of any Depository listed in the Schedule above. When the Underwriter indemnifies the Insured for a loss covered hereunder, the Insured will assign the rights and causes of action to the extent of the claim payment against the Depository, or any other entity or person against whom it has a cause of action, to the Underwriter.

4. If the rules of the Depository named in the Schedule above provide that the Insured shall be assessed for a portion of the judgment (or agreed settlement) taken by the Underwriter based upon the assignment set forth in part 3. above and the Insured actually pays such assessment, then the Underwriter will reimburse the Insured for the amount of the assessment but not exceeding the amount of loss payment by the Underwriter.

5. This rider shall become effective as of 12:01 a.m. on January 27, 2020 standard time.

CENTRAL HANDLING OF SECURITIES
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14,
24 AND 25 TO SCHEDULE THE PREMISES OF DEPOSITORIES.
REVISED TO OCTOBER, 1987

1	1

SR 5967e



LIBERTY MUTUAL INSURANCE COMPANY

(A Massachusetts Stock Insurance Company, hereinafter the "Insurer")

RIDER NO. 5

Effective Date:	January 27, 2020

To be attached to and form part of Financial Institution Bond, Standard Form No. 14

Bond Number:	FI3CABXLSD001
In favor of:	IDR Investment Management LLC

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

CLAIMS EXPENSE

Reasonable expenses necessarily incurred and paid by the Insured in preparing any valid and collectible claim for loss caused by any dishonest or fraudulent act or acts of any of the Insured's Employees, which loss exceeds the Single Loss Deductible Amount applicable to Insuring Agreement (A)."

2. Item (u) of Section 2., EXCLUSION, is deleted and substituted in lieu thereof is the following:

"(u) all fees, cost and expenses incurred by the Insured.

    (1) in establishing the existence of or amount of loss covered under this bond, except to the extent covered under the Claims Expense Insuring Agreement, or

    (2) as a part to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;"

3. The Single Loss Limit of Liability for the Claims Expense Insuring Agreement is limited to the amount shown in the Declarations, or amendment thereto.

4. We will pay for reasonable costs, fees or other expenses after settlement of covered loss.

5. We will have no liability to pay any such costs, fees or other expenses if the amount of the covered loss does not exceed the Deductible Amount of the applicable Insuring Agreement.

6. The amount that we will pay is part of, not in addition to the Limit of Insurance for the applicable Insuring Agreement.

7. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

FIB US LMIC 27 08 07

Financial Institution Bond, Standard Form No. 14



LIBERTY MUTUAL INSURANCE COMPANY

(A Massachusetts Stock Insurance Company, hereinafter the "Insurer")

RIDER NO. 6

Effective Date:	January 27, 2020
To be attached to and form part of Financial Institution Bond, Standard Form No. 14	
Bond Number:	FI3CABXLSD001
In favor of:	IDR Investment Management LLC

It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement as follows:

    COMPUTER SYSTEMS FRAUD

    Loss resulting directly from a fraudulent

    (1) entry of Electronic Data or Computer Program into, or

    (2) change of Electronic Data or Computer Program within

    any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;

    provided that the entry or change causes

    (i) Property to be transferred, paid or delivered,

    (ii) an account of the Insured, or of its customer to be added, deleted, debited or credited, or

    (iii) an unauthorized account or a fictitious account to be debited or credited.

    In this Insuring Agreement, fraudulent entry of change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2. In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

    DEFINITIONS

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14,
15 AND 25
ADOPTED DECEMBER, 1993

SR 6196



(A) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(B) Computer System means

    (1)   computers with related peripheral components, including storage components wherever located,

    (2)   systems and applications software,

    (3)   terminal devices, and

    (4)   related communications networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(C) Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

EXCLUSIONS

(A) loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract:

(B) loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(C) loss resulting directly or indirectly from

    (1)   mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

    (2)   failure or breakdown of electronic data processing media, or

    (3)   error omission in programming or processing;

(D) loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer's authentication mechanism;

(E) loss resulting directly or indirectly from the theft of confidential information.

SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14,
15 AND 25
ADOPTED DECEMBER, 1993

SR 6196



arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Liability.

3. The exclusion below, found in financial institution bonds forms 14, and 25, does not apply to the Computer Systems Fraud Insuring Agreement.

   "loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);"

4. This rider shall become effective as of 12:01 a.m. on January 27, 2020.

Accepted:

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15 AND 25
ADOPTED DECEMBER, 1993

3   3

SR 6196

Financial Institution Bond, Standard Form No. 14



LIBERTY MUTUAL INSURANCE COMPANY

(A Massachusetts Stock Insurance Company, hereinafter the "Insurer")

RIDER NO. 7

Effective Date:	January 27, 2020

To be attached to and form part of Financial Institution Bond, Standard Form No. 14

Bond Number:	FI3CABXLSD001
In favor of:	IDR Investment Management LLC

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

It is agreed:

1. The attached bond is amended by adding the following Insuring Agreement:

    Destruction of Data or Programs by Hacker

    Loss resulting directly from the malicious destruction of or damage to Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable by Electronic Infiltration of a Computer System and while such data or programs are stored within that Computer System.

2. With respect to loss under this Insuring Agreement, the liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured. In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

3. In addition to all the definitions, exclusions, conditions, General Agreements and limitations of the attached bond applicable to the Computer Systems Fraud Insuring Agreement, parts 1, 2 and 3 of the Rider adding Computer Systems Fraud to the attached bond also apply with respect to this Rider.

4. Subject to 3, above, all covered loss sustained or incurred by the Insured from the time of initial loss until the time the Computer System is restored to substantially the previous level of operational capability shall be deemed a Single Loss for the purposes of establishing the applicable limit of liability and deductible. There is, however, no coverage under the Hacker Insuring Agreement for loss sustained or discovered after the expiration or cancellation of the Hacker Insuring Agreement, except ongoing covered costs incurred to restore a Computer System or Computer Programs or to duplicate Electronic Data or Computer Programs destroyed or damaged while coverage was in effect.

5. It is a condition precedent to coverage under the Hacker Insuring Agreement that the Insured take all steps necessary to prevent further loss from the impaired or compromised Computer System and to restore the Computer System to substantially the previous level of operational capability as rapidly as reasonably practicable.

1	2

FIB US LMIC 34 08 07



6. Computer Systems, as used in the Rider, are limited to any Computer System to which coverage under the Computer Systems Fraud Insuring Agreement of the attached bond applies.

7. Electronic infiltration as used in this Rider means the act of fraudulently logging onto a computer system or accessing restricted resources, functions, areas, data or applications within a computer system by a person not authorized to log on or have access thereto and who

    a. intentionally and overtly circumvents or exploits security vulnerabilities in such system or

    b. impersonates another who is so authorized and utilizes such other person's user name or password or access codes without authorization,

    with the specific intent of committing a fraudulent or malicious act. Access to Computer System can be by means of a keyboard physically connected to it or a local terminal or a remote terminal, including any device communicating over a network, telephone line, leased line or similar communications channel.

8. The limits of liability and deductible applicable to the Hacker Insuring Agreement shall be as reflected in Item 4 of the Declarations.

9. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms conditions, provisions, agreements or limitations of the bond, other than as stated herein.



LIBERTY MUTUAL INSURANCE COMPANY

(A Massachusetts Stock Insurance Company, hereinafter the "Insurer")

RIDER NO. 8

Effective Date:	January 27, 2020
To be attached to and form part of Financial Institution Bond, Standard Form No. 14	
Bond Number:	FI3CABXLSD001
In favor of:	IDR Investment Management LLC

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

It is agreed:

1. The attached bond is amended by adding the following Insuring Agreement:

    Destruction Of Data Or Programs By Virus

    Loss resulting directly from the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account or given any value as the direct result of a Computer Virus running on a Computer System.

2. With respect to loss under the Virus Insuring Agreement, the liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured. In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

3. In addition to all the definitions, exclusions, conditions, General Agreements and limitations of the attached bond applicable to the Computer Systems Fraud Insuring Agreement, parts 1, 2 and 3 of the Rider adding Computer Systems Fraud to the attached bond also apply with respect to this Rider.

4. Subject to 3, above, all covered loss sustained or incurred by the Insured from the time of initial loss until the time the Computer System is restored to substantially the previous level of operational capability shall be deemed a Single Loss for the purposes of establishing the applicable limit of liability and deductible. There is, however, no coverage under the Virus Insuring Agreement for loss sustained or discovered after the expiration or cancellation of the Virus Insuring Agreement, except ongoing covered costs incurred to restore a Computer System or Computer Programs or to duplicate Electronic Data or Computer Programs destroyed or damaged while coverage was in effect.

5. It is a condition precedent to coverage under the Virus Insuring Agreement that the Insured take all steps necessary to prevent further loss from the impaired or compromised Computer System and to restore the Computer System to substantially the previous level of operational capability as rapidly as reasonably practicable.



6.   Computer Systems, as used in the Rider, are limited to any Computer System to which coverage under the Computer Systems Fraud Insuring Agreement of the attached bond applies.

7.   As used in this Rider, Computer Virus means a computer program or similar instruction which was intentionally written or altered to incorporate a hidden instruction with the specific purpose to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used or to cause a loss of the sort covered under the Virus Insuring Agreement.

8.   Electronic infiltration as used in this Rider means the act of fraudulently logging onto a computer system or accessing restricted resources, functions, areas, data or applications within a computer system by a person not authorized to log on or have access thereto and who

   a.   intentionally and overtly circumvents or exploits security vulnerabilities in such system or

   b.   impersonates another who is so authorized and utilizes such other person's user name or password or access codes without authorization,

   with the specific intent of committing a fraudulent or malicious act. Access to Computer System can be by means of a keyboard physically connected to it or a local terminal or a remote terminal, including any device communicating over a network, telephone line, leased line or similar communications channel.

9.   The limits of liability and deductible applicable to the Hacker or Virus Insuring Agreement shall be as reflected in Item 4 of the Declarations.

10. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms conditions, provisions, agreements or limitations of the bond, other than as stated herein.

FIB US LMIC 35 08 07


LIBERTY MUTUAL INSURANCE COMPANY

(A Massachusetts Stock Insurance Company, hereinafter the "Insurer")

RIDER NO. 9

Effective Date:	January 27, 2020

To be attached to and form part of Financial Institution Bond, Standard Form No. 14

Bond Number:	FI3CABXLSD001
In favor of:	IDR Investment Management LLC

It is agreed that:

1. "Employee" as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

2. If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

3. In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

4. If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

ERISA RIDER
TO COMPLY WITH BONDING REGULATIONS MADE APPLICABLE TO THE
EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974.
NOTE: THIS RIDER SHOULD NOT BE USED FOR ANY INSURED EXEMPTED
FROM THE BONDING PROVISIONS OF THE ACT.
REVISED TO JUNE, 1990

1	2

SR 6145b

Financial Institution Bond, Standard Form
No. 14



5. The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

6. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

7. This rider is effective as of 12:01 a.m. on January 27, 2020.

Accepted:

ERISA RIDER
TO COMPLY WITH BONDING REGULATIONS MADE APPLICABLE TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974.
NOTE: THIS RIDER SHOULD NOT BE USED FOR ANY INSURED EXEMPTED FROM THE BONDING PROVISIONS OF THE ACT.
REVISED TO JUNE, 1990

SR 6145b

Financial Institution Bond, Standard Form No. 14



LIBERTY MUTUAL INSURANCE COMPANY

(A Massachusetts Stock Insurance Company, hereinafter the "Insurer")

RIDER NO. 10

Effective Date:	January 27, 2020

To be attached to and form part of Financial Institution Bond, Standard Form No. 14

Bond Number:	FI3CABXLSD001
In favor of:	IDR Investment Management LLC

To be attached to and form part of Financial Institution Bond, Standard Form No. , No.

in favor of

It is agreed that:

1. All references to "Single Loss Deductible" are deleted from the Declaration Page.

2. Subject to the provisions of the attached bond with respect to the Single Loss Limit of Liability and Single Loss Deductible amounts, the Single Loss Deductible shown for each of the following deductible groups applies to each of the Insureds listed within each group.

JOINT INSURED SINGLE LOSS DEDUCTIBLE GROUPS

Group A   **Single Loss Deductible** $0

Insureds

IDR Core Property Index Fund Ltd

Group B   **Single Loss Deductible** $250,000

Insureds

JOINT INSURED VARYING SINGLE LOSS DEDUCTIBLE RIDER
FOR USE WITH FINANCIAL INSTITUTION BONDS, FORMS
Nos. 14, 15, 24 AND 25

REVISED TO JANUARY 2008

1	2

SR 6137c


3.   In the event of a loss involving two or more Insureds with different Single Loss Deductible, the highest Single Loss Deductible applicable to any of the Insureds involved in the loss shall be used.

4.   This rider shall become effective as of 12:01 a.m. on January 27, 2020.

JOINT INSURED VARYING SINGLE LOSS DEDUCTIBLE RIDER
FOR USE WITH FINANCIAL INSTITUTION BONDS, FORMS
Nos. 14, 15, 24 AND 25

REVISED TO JANUARY 2008

2	2

SR 6137c



LIBERTY MUTUAL INSURANCE COMPANY

(A Massachusetts Stock Insurance Company, hereinafter the "Insurer")

RIDER NO. 11

Effective Date:	January 27, 2020

To be attached to and form part of Financial Institution Bond, Standard Form No. 14

Bond Number:	FI3CABXLSD001
In favor of:	IDR Investment Management LLC

PRIOR EMPLOYEE DISHONESTY

It is agreed that:

1. The second to last paragraph of Section 12. TERMINATION OR CANCELATION, is hereby deleted in its entirety and replaced with the following:

    This bond terminates as to any Employee or any partner, officer or employee of any Processor – (a) as soon as

    ☑Risk Management Department of the Insured and/or

    ☑Office of General Counsel of the Insured and/or

    ☑Department of Human Resources of the Insured and/or

    ☐Department of Corporate Security of the Insured and/or

    ☑Internal Audit Department of the Insured and/or

    ☐Other:

    not in collusion with such person, learns of any dishonest or fraudulent act committed by such person involving a value of more than ($10,000) dollars or which occurred within three (3) years from the Insured's discovery or knowledge or which occurred during the Employee's current or prior employment by the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person; or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms conditions, provisions, agreements or limitations of the bond, other than as stated herein.


LIBERTY MUTUAL INSURANCE COMPANY

(A Massachusetts Stock Insurance Company, hereinafter the "Insurer")

RIDER NO. 12

Effective Date:	January 27, 2020

To be attached to and form part of Financial Institution Bond, Standard Form No. 14

Bond Number:	FI3CABXLSD001
In favor of:	IDR Investment Management LLC

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Clause as follows:

TELEFACSIMILE TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds or securities through a Computer System covered under the terms of the Computer System Fraud Insuring Clause in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction:

(1) purports and reasonably appears to have originated from

    (a) a Customer of the Insured,

    (b) another financial institution, or

    (c) another office of the Insured

but, in fact, was not originated by the Customer or entity whose identification it bears and

(2) contains a valid test code which proves to have been used by a person who was not authorized to make use of it and,

(3) contains the name of a person authorized to initiate such transfer; and provided that, if the transfer was in excess of $1,000,000, instruction was verified by a call-back according to a prearranged procedure.

In this Insuring Clause, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism, and Funds means money on deposit in an account.

2. In addition to the Conditions and Limitations in the bond and Computer Systems Fraud Insuring Clause Rider, the following provisions are applicable to the Telefacsimile Transfer Fraud Insuring Clause:

Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

FIB US LMIC 55 08 07


This Insuring Clause does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Telefacsimile Transfer Fraud Insuring Clause and would be imposed on the Insured regardless of the existence of the contract.

Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Clause must include a copy of the document reproduced by the Telefacsimile Device.

3. The total liability of the Underwriter under the Telefacsimile Insuring Clause is limited to the sum of it being understood, however, that such liability shall be a part of, and not in addition to the Limit of Liability of the attached bond. The Insuring Clause shall be subject to any deductible amount applicable to Insuring Clauses **(A)**, **(B)** and **(C)**.

4. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

FIB US LMIC 55 08 07



LIBERTY MUTUAL INSURANCE COMPANY

(A Massachusetts Stock Insurance Company, hereinafter the "Insurer")

RIDER NO. 13

Effective Date:	January 27, 2020

To be attached to and form part of Financial Institution Bond, Standard Form No. 14

Bond Number:	FI3CABXLSD001
In favor of:	IDR Investment Management LLC

UNAUTHORIZED SIGNATURES

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

    Loss resulting directly from the Insured having accepted, paid or cashed any checks or Withdrawal Orders which bear unauthorized signatures or endorsements. It shall be a condition precedent to the Insured's right of recovery under this Insuring Agreement for loss arising from the unauthorized signature or endorsement on a check or Withdrawal Order drawn on a customer's account that the Insured shall have on file signatures of all persons authorized to sign such checks or Withdrawal Orders.

2. The Single Loss Limit of Liability and Single Loss Deductible for the Unauthorized Signatures Insuring Agreement is limited to the amount shown in the Declarations, or amendment thereto.

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

FIB US LMIC 57 08 07



LIBERTY MUTUAL INSURANCE COMPANY

(A Massachusetts Stock Insurance Company, hereinafter the "Insurer")

RIDER NO. 14

Effective Date:	January 27, 2020

To be attached to and form part of Financial Institution Bond, Standard Form No. 14

Bond Number:	FI3CABXLSD001
In favor of:	IDR Investment Management LLC

UNCERTIFICATED SECURITIES RIDER

It is agreed that:

1. Subsections (1) (d) and (1) (e) of Insuring Agreement (E), Securities, are deleted in their entirety and replaced with the following:

    (d) Instruction to a Federal Reserve Bank of the United States of America or other issuer of Uncertificated Securities,

    (e) Statement of Uncertificated Security

2. Exclusion (w) is added to Section 2. EXCLUSION:

    (w) Loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A), (E) or Computer Systems.

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

FIB US LMIC 58 08 07

Financial Institution Bond, Standard Form No. 14



LIBERTY MUTUAL INSURANCE COMPANY

(A Massachusetts Stock Insurance Company, hereinafter the "Insurer")

RIDER NO. 15

Effective Date:	January 27, 2020

To be attached to and form part of Financial Institution Bond, Standard Form No. 14

Bond Number:	FI3CABXLSD001
In favor of:	IDR Investment Management LLC

It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement as follows:

VOICE INITIATED TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer's account through a Computer System covered under the terms of the Computer System Fraud Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from

(1) an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer,

(2) an individual person who is a Customer of the Insured, or

(3) an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds, and was received by an Employee of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in **(1)**, **(2),** or **(3)** above, provided that

    (i) such voice instruction was electronically recorded by the Insured and required password(s) or code word(s) given; and

    (ii) if the transfer was in excess of $1,000,000, the voice instruction was verified by a call-back according to a prearranged procedure.

In this Insuring Agreement:

(A) Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to make transfers and which has provided the Insured with the names of persons authorized to initiate such transfers and with which the Insured has established an instruction verification mechanism.

(B) Funds means Money on deposit in an account.

2. In addition to the Conditions and Limitations in the bond and Computer Systems Fraud Insuring Agreement rider, the following provisions are applicable to the Voice Initiated Transfer Fraud Insuring Agreement:

FIB US LMIC 61 08 07


This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

Proof of loss for claim under the Voice Initiated Transfer Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call was required.

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

Financial Institution Bond, Standard Form No. 14



LIBERTY MUTUAL INSURANCE COMPANY

(A Massachusetts Stock Insurance Company, hereinafter the "Insurer")

RIDER NO. 16

Effective Date:	January 27, 2020

To be attached to and form part of Financial Institution Bond, Standard Form No. 14

Bond Number:	FI3CABXLSD001
In favor of:	IDR Investment Management LLC

To be attached to and form part of Financial Institution Bond, Standard Form No. , No. in favor of

1. It is agreed that the following Insuring Agreement is added to the above Bond:

FRAUDULENT TRANSFER INSTRUCTIONS

Loss resulting directly from the Insured having, in good faith, transferred Money on deposit in a Customer's account, or a Customer's Certificated Securities, in reliance upon a fraudulent instruction transmitted to the Insured via telefacsimile, telephone, or electronic mail; provided, however that

(1) The fraudulent instruction purports, and reasonably appears, to have originated from:

(a) such Customer,

(b) an Employee acting on instructions of such Customer; or

(c) another financial institution acting on behalf of such Customer with authority to make such instructions; and

(2) The sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and

(3) The sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee of the Insured; and

(4) The instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and

FRAUDULENT TRANSFER INSTRUCTION RIDER
FOR USE WITH FINANCIAL INSTITUTION BOND,
STANDARD FORM Nos 14, 24 and 25.

REVISED TO MAY 2011

1	3

SR 6271b



(5) For any transfer exceeding the amount set forth in item 8 of this Rider, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured's Written agreement with such Customer or other verification procedure approved in writing by the Underwriter; and

(6) The Insured preserved a contemporaneous record of the call back, if any, and of the instruction which verifies use of the authorized password, PIN or other security code of the Customer.

2. As used in this Rider, Customer means a natural person or entity which has a Written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction.

3. It shall be a condition precedent to coverage under this Insuring Agreement that the Insured assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction.

4. The following additional Exclusions are added to the Bond applicable only to this Insuring Agreement:

(a) loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer's password, PIN or other security code; and

(b) loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet, unless:

(1) each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or

(2) the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured.

5. Liability of the Underwriter under this Insuring Agreement shall be a part of, not in addition to, the Aggregate Limit of Liability of this Bond.

6. For purposes of this Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from

FRAUDULENT TRANSFER INSTRUCTION RIDER
FOR USE WITH FINANCIAL INSTITUTION BOND,
STANDARD FORM Nos 14, 24 and 25.

REVISED TO MAY 2011

2	3

SR 6271b



the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as Single Loss.

7. The Single Loss Limit of Liability and Single Loss Deductible applicable to loss under this Insuring Agreement are set forth in the Declarations.

8. The amount of any single transfer for which verification via a call back will be required is: $ 50,000

9. This rider shall become effective as of 12:01 a.m. on January 27, 2020.

FRAUDULENT TRANSFER INSTRUCTION RIDER
FOR USE WITH FINANCIAL INSTITUTION BOND,
STANDARD FORM Nos 14, 24 and 25.

REVISED TO MAY 2011

3	3

SR 6271b



LIBERTY MUTUAL INSURANCE COMPANY

(A Massachusetts Stock Insurance Company, hereinafter the "Insurer")

RIDER NO. 17

Effective Date:	January 27, 2020

To be attached to and form part of Financial Institution Bond, Standard Form No. 14

Bond Number:	FI3CABXLSD001
In favor of:	IDR Investment Management LLC

SOCIAL ENGINEERING FRAUD INSURING AGREEMENT COVERAGE RIDER

It is understood and agreed that:

1. Item 4. of the **Declarations** is amended by the addition of the following:

    SOCIAL ENGINEERING FRAUD INSURING AGREEMENT

    - Single Loss Limit of Liability: $100,000
    - Single Loss Deductible: $50,000

2. **INSURING AGREEMENTS** is amended to add the following new Insuring Agreement:

    SOCIAL ENGINEERING FRAUD INSURING AGREEMENT

    Loss of Funds resulting directly from an Insured having, in good faith, transferred Funds from its own account as a result of Social Engineering Fraud committed by a person, who is not, but purports to be:

    a.   a Vendor; or
    b.   an Employee

3.   Solely with respect to the coverage provided by this Rider, **CONDITIONS AND LIMITATIONS**, the section entitled DEFINITIONS is amended to add the following new definitions:

    Communication means any instruction communicated to an Employee of the Insured for the purpose of directing or transferring Funds and/or updating Vendor bank account information that were communicated by:

    a.   a person purporting to be a director, officer, partner, member or sole proprietor of the Insured or an Employee or by an individual acting in collusion with such person, or
    b.   a person purporting to be an employee of a Vendor that has a pre-existing arrangement or written agreement to provide goods or services to the Insured or by an individual acting in collusion with such person. Provided, however, Communication shall not include any such instruction transmitted by an actual employee of a vendor who was acting in collusion with any third party in submitting such instruction

    but which instructions were not actually made by a director, officer, partner, member or sole proprietor or Employee of the Insured or by an employee of a Vendor.

FIB-E063-0616



Funds means Money on deposit in an account with a credit balance.

Social Engineering Fraud means the intentional misleading of an Employee through the use of a Communication.

Funds means Money on deposit in an account with a credit balance.

Vendor means an entity or natural person that has provided goods or services to the Insured under a genuine, pre-existing:

      1.   written agreement; or

      2.   other arrangement,

Vendor does not mean any financial institution, asset manager, armored motor vehicle company, automated clearinghouse, custodian, or similar entity.

4.   Solely with respect to the coverage provided by this Rider, the section entitled **CONDITIONS AND LIMITATIONS**, the section entitled LIMIT OF LIABILITY, is amended to add the following:

Provided always, the Single Loss Limit of Liability for the Social Engineering Fraud Insuring Agreement as set forth in Paragraph I. of this Rider, is a sublimit of liability that is part of, and not in addition to, the Aggregate Limit of Liability set forth in Item 3. of the Declarations. In no way shall this sublimit serve to increase the Underwriter's Aggregate Limit of Liability under this bond.

5.   Solely with respect to the coverage provided by this Rider, **CONDITIONS AND LIMITATIONS**, the section entitled EXCLUSIONS is amended to add the following new exclusions:

- loss as a result of any investment in securities, or ownership in any corporation, partnership, real property, or similar instrument, whether or not such investment is genuine;

- loss due to the failure, malfunction, illegitimacy, inappropriateness, or inadequacy of any product or service;

- loss as a result of the failure of any party to perform in whole or in part under any contract, provided that this exclusion shall not apply to any loss directly or indirectly resulting from Social Engineering Fraud;

- due to any person or party's use of or acceptance of any credit, debit or charge card or similar card or instrument, whether or not genuine; or

- resulting from any gambling, game of chance, lottery or similar game;

- as a result of any actual, alleged or attempted kidnap or extortion or ransom demand; or

- as a result of loss of or damage to Money or securities while in the mail or in the custody of any carrier for hire, including but not limited to any armored motor vehicle company

6.   Solely with respect to the coverage provided by this Rider, **CONDITIONS AND LIMITATIONS**, is amended to add the following new section:

Loss Covered Under the Social Engineering Insuring Agreement and Any Other Insuring Agreement

Notwithstanding anything in the bond to the contrary, in the event a loss is covered under the Insuring Agreement entitled Social Engineering Fraud and any other Insuring Agreement, such loss shall only be



covered under the Insuring Agreement entitled Social Engineering Fraud and shall be excluded under any other Insuring Agreement.

The amount of any single transfer for which verification via a call back will be required is $50,000 or above.

All other terms and conditions of the bond remain unchanged.

FIB-E063-0616

<u>**Liberty Mutual Group California Privacy Notice**</u>

<u>Commercial Lines (excluding Workers' Compensation)</u>
<u>(Effective January 1, 2020)</u>

Liberty Mutual Group and its affiliates, subsidiaries, and partners (collectively "Liberty Mutual" or "we", "us" and "our") provide insurance to companies and other insurers. This Privacy Notice explains how we gather use, and share your data. This Privacy Notice applies to you if you are a **Liberty Mutual commercial line insured or are a commercial line claimant residing in California.** It does not apply to covered employees or claimants under Workers' Compensation policies. If this notice does not apply to you, go to libertymutual.com/privacy to review the applicable Liberty Mutual privacy notice.

<u>**What Data Does Liberty Mutual Gather?**</u>

We may collect the following categories of data:

- **Identifiers**, including a real name, alias, postal address, unique personal identifier, online identifier, Internet Protocol address, email address, account name, Social Security Number, driver's license number, or other similar identifiers;
- **Personal information described in California Civil Code § 1798.80(e)**, such as your name, signature, Social Security Number, physical characteristics or description, address, telephone number, driver's license or state identification card number, insurance policy number, education, employment, employment history, bank account number, financial information, medical information, or health insurance information;
- **Protected classification characteristics**, including age, race, color, national origin, citizenship, religion or creed, marital status, medical condition, physical or mental disability, sex (including gender, gender identity, gender expression, pregnancy or childbirth and related medical conditions), sexual orientation, or veteran or military status;
- **Commercial information**, including records of personal property, products or services purchased, obtained, or considered, or other purchasing or consuming histories and tendencies;
- **Internet or other similar network activity**, including browsing history, search history, information on a consumer's interaction with a website, application, or advertisement;
- **Professional or employment related information**, including current or past job history or performance evaluations;
- **Inferences drawn from other personal information**, such as a profile reflecting a person's preferences, characteristics, psychological trends, predispositions, behavior, attitudes, intelligence, abilities, and aptitudes;
- **Risk data**, including data about your driving and/or accident history; this may include data from consumer reporting agencies, such as your motor vehicle records and loss history information, health data, or criminal convictions; and
- **Claims data**, including data about your previous and current claims, which may include data regarding your health, criminal convictions, third party reports, or other personal data.

For information about the types of personal data we have collected about California consumers in the past twelve (12) months, please go to libertymutual.com/privacy and click on the link for the California Supplemental Privacy Policy.

1	9

How We Get the Personal Data:

We gather your personal data **directly from you**. For example, you provide us with data when you:	We also gather your personal data **from other people**. For example:
▪ ask about, buy insurance or file a claim	▪ your insurance agent or broker
▪ pay your policy	▪ your employer, association or business (if you are insured through them)
▪ visit our websites, call us, or visit our office	▪ our affiliates or other insurance companies about your transactions with them
	▪ consumer reporting agencies, Motor Vehicle Departments, and inspection services, to gather your credit history, driving record, claims history, or value and condition of your property
	▪ other public directories and sources
	▪ third parties, including other insurers, brokers and insurance support organizations who you have communicated with about your policy or claim, anti-fraud databases, sanctions lists, court judgments and other databases, government agencies, open electoral register or in the event of a claim, third parties including other parties to the claim witnesses, experts loss adjustors and claim handlers
	▪ other third parties who take out a policy with us and are required to provide your data such as when you are named as a beneficiary or where a family member has taken out a policy which requires your personal data

For information about how we have collected personal data in the past twelve (12) months, please go to libertymutual.com/privacy and click on the link for the California Supplemental Privacy Policy.

How Does Liberty Mutual Use My Data?

Liberty Mutual uses your data to provide you with our products and services, and as otherwise provided in this Privacy Notice. Your data may be used to:

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Business Purpose	Data Categories
Market, sell and provide insurance. This includes for example: • calculating your premium; • determining your eligibility for a quote; • confirming your identity and service your policy;	• Identifiers • Personal Information • Protected Classification Characteristics • Commercial Information • Internet or other similar network activity • Professional or employment related information • Inferences drawn from other personal information • Risk data • Claims data
Manage your claim. This includes, for example: • managing your claim, if any; • conducting claims investigations; • conducting medical examinations; • conducting inspections, appraisals; • providing roadside assistance; • providing rental car replacement, or repairs;	• Identifiers • Personal Information • Protected Classification Characteristics • Commercial Information • Internet or other similar network activity • Professional or employment related information • Inferences drawn from other personal information • Risk data • Claims data

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Day to Day Business and Insurance Operations. This includes, for example: • creating, maintaining, customizing and securing accounts; • supporting day-to-day business and insurance related functions; • doing internal research for technology development; • marketing and creating products and services; • conducting audits related to a current contact with a consumer and other transactions; • as described at or before the point of gathering personal data or with your authorization;	• Identifiers • Personal Information • Protected Classification Characteristics • Commercial Information • Internet or other similar network activity • Professional or employment related information • Inferences drawn from other personal information • Risk data • Claims data
Security and Fraud Detection. This includes for example: • detecting security issues; • protecting against fraud or illegal activity, and to comply with regulatory and law enforcement authorities; • managing risk and securing our systems, assets, infrastructure and premises; roadside assistance, rental car replacement, or repairs • help to ensure the safety and security of Liberty staff, assets and resources, which may include physical and virtual access controls and access rights management; • supervisory controls and other monitoring and reviews, as permitted by law; and emergency and business continuity management;	• Identifiers • Personal Information • Protected Classification Characteristics • Commercial Information • Internet or other similar network activity • Professional or employment related information • Inferences drawn from other personal information • Risk data • Claims data

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Regulatory and Legal Requirements. This includes for example: • controls and access rights management; • to evaluate or conduct a merger, divestiture, restructuring, reorganization, dissolution, or other sale or transfer of some or all of Liberty's assets, whether as a going concern or as part of bankruptcy, liquidation, or similar proceeding, in which personal data held by Liberty is among the assets transferred; • exercising and defending our legal rights and positions; • to meet Liberty contract obligations; • to respond to law enforcement requests and as required by applicable law, court order, or governmental regulations; • as otherwise permitted by law.	• Identifiers • Personal Information • Protected Classification Characteristics • Commercial Information • Internet or other similar network activity • Professional or employment related information • Inferences drawn from other personal information • Risk data • Claims data
Improve Your Customer Experience and Our Products. This includes for example: • improve your customer experience, our products and service; • to provide, support, personalize and develop our website, products and services; • create and offer new products and services;	• Identifiers • Personal Information • Commercial Information • Internet or other similar network activity • Professional or employment related information • Inferences drawn from other personal information • Risk data • Claims data

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Analytics to identify, understand and manage our risks and products. This includes for example: • conducting analytics to better identify, understand and manage risk and our products;	• Identifiers • Personal Information • Protected Classification Characteristics • Commercial Information • Internet or other similar network activity • Professional or employment related information • Inferences drawn from other personal information • Risk data • Claims data

Customer service and technical support. This includes for example:
 	
   • answer questions and provide notifications;
   • provide customer and technical support;
	• Identifiers
	• Personal Information
	• Commercial Information
	• Internet or other similar network activity
	• Professional or employment related information
	• Inferences drawn from other personal information
	• Risk data
	• Claims data

How Does Liberty Mutual Share My Data?

Liberty Mutual does not sell your personal data as defined by the California Consumer Privacy Act.

Liberty Mutual shares personal data of California consumers with the following categories of third parties:

- Liberty Mutual affiliates;
- Service Providers;
- Public entities and institutions (e.g. regulatory, quasi-regulatory, tax or other authorities, law enforcement agencies, courts, arbitrational bodies, and fraud prevention agencies);
- Professional advisors including law firms, accountants, auditors, and tax advisors;
- Insurers, re-insurers, policy holders, and claimants; and
- As permitted by law.

Liberty Mutual shares the following categories of personal data regarding California consumers to service providers for business purposes:

Identifiers   Personal Data;

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Protected Classification Characteristics;	Commercial Information;
Internet or other similar network activity;	Claims Data;
Inferences drawn from other personal information;	Risk Data;
Professional, employment, and education information;	

For information about how we have shared personal information in the past twelve (12) months, please go to libertymutual.com/privacy and click on the link for the California Supplemental Privacy Policy.

What Privacy Rights Do I Have?

The California Consumer Privacy Act provides California residents with specific rights regarding personal information. These rights are subject to certain exceptions. Our response may be limited as permitted under law.

Access or Deletion

You may have the right to request that Liberty Mutual disclose certain information to you about our collection and use of your personal data in the twelve (12) months preceding such request, including a copy of the personal data we have collected. You also may have the right to request that Liberty Mutual delete personal data that Liberty Mutual collected from you, subject to certain exceptions.

Specifically, you have the right to request that we disclose the following to you, in each case for the twelve (12) month period preceding your request:

- the categories of personal data we have collected about you;
- the categories of sources from which the personal data was/is collected;
- our business or commercial purpose for collecting personal data;
- the categories of third parties with whom we share personal data;
- the specific pieces of data we have collected about you;
- the categories of personal data about you, if any, that we have disclosed for monetary or other valuable consideration, including the categories of third parties to which we have disclosed the data, by category or categories of personal data for each third party to which we disclosed the personal data; and
- the categories of personal data about you that we disclosed for a business purpose.

You can make a request by either:

Calling: 800-344-0197

Online: libertymutualgroup.com/privacy-policy/data-request

Mail: Liberty Mutual Insurance Company
175 Berkeley St., 6th Floor
Boston, MA 02116
Attn: Privacy Office

You may also make a verifiable consumer request on behalf of your minor child.

You or your authorized agent may only make a verifiable consumer request for access or data deletion twice within a twelve (12) month period. The verifiable consumer request must provide sufficient information that allows Liberty Mutual to reasonably verify that you are the person about whom Liberty Mutual collected personal data or an authorized representative of such person; and describe your request with sufficient detail that allows Liberty Mutual to properly understand, evaluate, and respond to it. For more information about

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how Liberty Mutual will verify your identity and how an authorized agent may make a request on your behalf, go to libertymutual.com/privacy and click on the California Supplemental Privacy Policy.

Response Timing

Liberty Mutual will respond to a verifiable consumer request within forty-five (45) days of its receipt. If more time is needed, Liberty Mutual will inform you of the reason and extension period in writing.

Any disclosures that will be provided will only cover the twelve (12) month period preceding our receipt of the verifiable consumer request. If Liberty Mutual is unable to fulfill your request, you will be provided with the reason that the request cannot be completed. For more information about how we will respond to requests, go to libertymutual.com/privacy and click on the California Supplemental Privacy Policy.

Rights to opt in and out of data selling

California consumers have the right to direct businesses not to sell your personal data (opt-out rights), and personal data of minors under 16 years of age will not be sold, as is their right, without theirs or their parents' opt-in consent. Liberty Mutual does not sell the personal data of consumers. For more information, go to libertymutual.com/privacy and click on the California Supplemental Privacy Policy.

No account needed

You do not need to create an account with Liberty Mutual to exercise your rights. Liberty Mutual will only use personal data provided in a request to review and comply with the request.

No discrimination

You have the right not to be discriminated against for exercising any of your CCPA rights. Unless permitted by the CCPA, exercising your rights will not cause Liberty Mutual to:

- Deny you goods or services;
- Charge you different prices or rates for goods or services, including through granting discounts or other benefits, or imposing penalties;
- Provide you a different level or quality of goods or services; or
- Suggest that may receive a different price or rate for goods or services, or a different level or quality of goods or services.

Will Liberty Mutual Update This Privacy Notice?

We reserve the right to makes changes to this notice at any time and for any reason. The updated version of this policy will be effective once it is accessible. You are responsible for reviewing this policy to stay informed of any changes or updates.

Who Do I Contact Regarding Privacy?

If you have any questions or comments about this Notice or the Supplemental CCPA Notice, your rights, or are requesting the Notice in an alternative format, please do not hesitate to contact Liberty Mutual at:

Phone: 800-344-0197

Email: privacy@libertymutual.com

Postal Address: Liberty Mutual Insurance Company
175 Berkeley St., 6th Floor
Boston, MA 02116

Attn: Privacy Office

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The Board of Directors of IDR Core Property Index Fund Ltd (the "Company"), and the Directors who are not "interested persons" of the Company (as defined in the Investment Company Act of 1940) by a separate vote, unanimously approved the following resolution on January 27, 2022.

<u>Approval of Fidelity Bond</u>

WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the "***1940*** Act"), and Rule 17g-1(a) thereunder require a registered management investment company ("***RIC***"), such as the Company, to provide and maintain a bond which has been issued by a reputable fidelity insurance company authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the RIC who may singly, or jointly with others, have access to the securities or funds of the RIC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his or her position as an officer or employee of a bank (each, a "covered person"); and

WHEREAS, Rule 17g-1 under the 1940 Act specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured (a "***single insured bond***"), or (iii) a bond which names the Company and one or more other parties as insureds (a "***joint insured bond***"), as permitted by Rule 17g-1 under the 1940 Act; and

WHEREAS, the Company approved a joint insured bond issued by the Federal Insurance Company on March 25, 2021 (the "***Existing Fidelity Bond***"), and the Existing Fidelity Bond provides coverage in the amount of $1,000,000 for the period through January 27, 2021 to January 27, 2022; and

WHEREAS, pursuant to rule 17g-1, the Company has proposed an extension to its Existing Fidelity Bond for a term of January 27, 2022 to February 27, 2022; and

WHEREAS, Rule 17g-1 under the 1940 Act requires that a majority of the directors who are not "interested persons" of the Company, as such term is defined in Section 2(a)(19) under the 1940 Act (the "***Non-Interested Directors***"), approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in Rule 17g-1 under the 1940 Act, which are described in the accompanying memorandum attached hereto; and

WHEREAS, the Board of Directors has been provided with a proposed fidelity bond in a form designed to comply with the requirements of Rule 17g-1 (the "***Proposed Fidelity Bond***") and has reviewed such Proposed Fidelity Bond; and

WHEREAS, under Rule 17g-1 under the 1940 Act, the Company is required to make certain filings with the SEC and give certain notices to each member of the Board of Directors in connection with the bond, and designate an officer who shall make such filings and give such notices;

NOW, THEREFORE, IT IS RESOLVED, that having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, the Board of Directors, including a majority of the Non-Interested Directors, hereby determines that the amount, type, form, premium and coverage of the Proposed Fidelity Bond, covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, having an aggregate coverage of $1,000,000, are fair and reasonable and the Proposed Fidelity Bond be, and hereby is, approved by the Board of Directors, including a majority of the Non-Interested Directors; and

FURTHER RESOLVED, that the Board of Directors, including a majority of the Non-Interested Directors, hereby: (i) authorizes the Company to share in the payment of the total annual premium applicable to the Proposed Fidelity Bond in the manner presented to the Board of Directors; and (ii) determines, in accordance with the requirements of Rule 17g-1 under the 1940 Act, that (x) the portion of the premium to be paid by the Company is fair and reasonable, taking all relevant factors into consideration including, but not limited to, the number of the other parties named as insureds under the Fidelity Bond, the nature of their businesses, the amount of the joint fidelity coverage and the amount of the premium for such bond, the ratable allocation of the premium among the parties, and the extent to which the share of the premium allocated to the Company and the other insured entities is less than the premium the Company would have had to pay if it had maintained a separate fidelity bond and (y) the Proposed Fidelity Bond is reasonable in form and amount, after giving due consideration to all relevant factors, including the value of the assets of the Company, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities that are or will be held in the Company's portfolio; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to take all appropriate actions, with the advice of legal counsel to the Company, to provide and maintain the Proposed Fidelity Bond on behalf of the Company; and

FURTHER RESOLVED, that the Chief Compliance Officer be and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such Proposed Fidelity Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to file a copy of the Proposed Fidelity Bond and any other related document or instrument with the SEC, to the extent required to do so under the 1940 Act or other applicable regulatory requirements; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions; and

FURTHER RESOLVED, that any and all actions previously taken by the Company or any of its directors, Authorized Officers or other employees in connection with the documents, and actions contemplated by the foregoing resolutions be, and they hereby are, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Compliance Officer and the Secretary of the Company (the "***Authorized Officers***").

UMB FUND SERVICES, INC.
235 West Galena Street
Milwaukee, Wisconsin 53212
(414) 299-2000

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re: IDR Core Property Index Fund Ltd
        Reg. No. 811-23460

Ladies and Gentlemen:

I have enclosed, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, the following documents:

A copy of the Funds' Fidelity Bond Policy with coverage of $1,000,000 for the period January 27, 2022 to February 27, 2022; and

A copy of the Resolution of the Board of Directors, including all of the Directors who are not "interested persons" of the Company, approving the bond.

The premium paid by IDR Core Property Index Fund Ltd of $3.82 covers the period noted above.

Please acknowledge receipt of this letter and its enclosures with an electronic acceptance.

Sincerely,

/s/ Thomas J. Bartos
Thomas J. Bartos, Treasurer

Encl.